Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: June 21, 2016

Notwithstanding the plan to achieve cost reductions through natural attrition or perhaps voluntary severance, if the worst were to happen and I lost my job, what can I expect from severance?

One of the first things to remember is that utility mergers take a long time. We will not close the transaction for nearly a year. So there will be very few decisions made quickly. It has been Great Plains’ practice to get staffing savings through natural attrition, flexible job assignments and potentially voluntary reductions, and they are proud of that history.

However, we know employees would still have worst-case scenario concerns. As a result, Great Plains agreed to:

•	Honor our existing Westar non-union severance plan;
•	Add provisions to fill in some gaps to protect employees with short tenure who would otherwise receive limited benefits, or for cases where the base plan may not match current market conditions for some positions; and, of course,
•	Continue our current labor contract provisions for union employees.

We designed the provisions with two objectives in mind:

•	Provide something akin to an “insurance policy.” Like homeowner’s insurance, it provides protection against a storm, but that doesn’t mean you should expect hail damage; and
•	Design a plan that would retain the talent we need to finish the transaction, and to stay with Westar in case the transaction, for some reason were not to close.

In other words, we designed the plan to protect both you and our company.

What we negotiated provides the following minimum values for non-union employees, if they were to experience a qualifying severance. (If you’re wondering, getting fired for cause would not be a qualifying severance.):

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•	Directors and above – 12 months of pay

•	Managers – 9 months of pay

•	All other non-union employees – 6 months of pay

Because some jobs are easier to fill than others, and because many of us have different job functions, depending on circumstances and management’s assessment, the plan could provide severance above these levels. Any changes would be determined on a case-by-case basis, but we negotiated the authority to do that in the merger agreement. As we said, this plan is designed to protect the company and to provide employees assurance.

This plan takes effect as soon as all regulatory approvals are obtained and the transaction is closed, and remains intact two years after the agreement closing.

FAQ

Who’s covered under this supplemental severance package? If you were to experience a qualifying severance, and you are a full-time (salary or hourly) non-union Westar employee, you would receive a severance. For employees covered under the collective bargaining agreement, of course, all those provisions continue to hold.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.

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